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                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           SOUTHSIDE BANCSHARES CORP.
                            (Name of Subject Company)

                           SOUTHSIDE BANCSHARES CORP.
                       (Name of Filing Person, the Issuer)

                           COMMON STOCK, $1 PAR VALUE
                         (Title of Class of Securities)

                                    844700104
                      (CUSIP Number of Class of Securities)

                               Thomas M. Teschner,
                      President and Chief Executive Officer
                           SOUTHSIDE BANCSHARES CORP.
                               3606 GRAVOIS AVENUE
                            ST. LOUIS, MISSOURI 63116
                                 (314) 776-7000
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                 with a copy to:

                             JOHN K. PRUELLAGE, ESQ.
                          LEWIS, RICE & FINGERSH, L.C.
                               500 NORTH BROADWAY
                                   SUITE 2000
                            ST. LOUIS, MISSOURI 63102
                                 (314) 444-7600

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                            CALCULATION OF FILING FEE

Transaction valuation (1)                               Amount of filing fee:

      $18,000,003                                                $3,600
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(1)      Calculated solely for purposes of determining the filing fee, based on the purchase of 1,469,388 shares of common stock of Southside Bancshares Corp. at the maximum tender offer purchase price of $12.25 per share.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         Amount Previously Paid: N/A
         Form or Registration Number: N/A
         Filing Party:     N/A
         Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going private transaction subject to Rule 13e-3.

[ ]      amendment the Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

         This Tender Offer Statement on Schedule TO relates to the commencement by Southside Bancshares Corp., a Missouri corporation ("Southside"), of its offer to purchase 1,100,000 shares ("Shares") of common stock, par value $1.00 per share, of Southside (or such lesser number of shares as are validly tendered) at a price not greater than $12.25 and not less than $10.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Southside's Offer to Purchase dated January 5, 2001 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit
(a)(2). Southside will determine a single per Share price (not greater than $12.25 and not less than $10.75 per Share) that it will pay for Shares validly tendered pursuant to the Offer to Purchase, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. Southside will select the lowest purchase price that will allow it to buy 1,100,000 Shares pursuant to the Offer to Purchase (or such lesser number of shares as are validly tendered). Southside may, but will not be obligated to, select a purchase price that will enable it to purchase up to 1,469,388 Shares, although Southside does not intend to pay more than $18 million to purchase Shares pursuant to the Offer to Purchase.

         The information in the Offer to Purchase, including all Exhibits thereto, is hereby incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

         Item 3.  Identity and Background of Filing Person.

                  The filing person is the subject company.

         Item 4.  Terms of the Transaction.

                  There will be no material differences in the rights of security holders as a result of this transaction.

         Item 7.  Source and Amount of Funds or Other Consideration.

                  (b) There are no material conditions to the financing discussed in response to paragraph (a) of Item 1007. There are no alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through.

         Item 11. Additional Information.

                  (a)(1)   None
                  (a)(3)   Not applicable.
                  (a)(4)   Not applicable.

         Item 12. Exhibits.

                  The following exhibits are submitted herewith:

                  (a)(1)   Offer to Purchase dated January  5, 2001.
                  (a)(2)   Letter of Transmittal.
                  (a)(3)   Substitute Form W-9.
                  (a)(4)   Notice of Guaranteed Delivery.
                  (a)(5) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.




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                  (a)(6)   Form of letter to be used by brokers, dealers,
                           commercial banks, trust companies and other nominees to their clients.
                  (a)(7) Form of letter to stockholders dated January 5, 2001 from the President and Chief Executive Officer of Southside.
                  (a)(8) Form of letter to participants in Southside's Employee Stock Ownership Plan.
                  (a)(9) Form of Election for holders of options to purchase Southside common stock.

                  (b)      None.

                  (d) Loan Agreement between Southside and Union Planters Bank N.A.

                  (g)      None.

                  (h)      None.

         Item 13. Information required by Schedule 13E-3.

                  Not applicable.


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 5, 2001

                                      SOUTHSIDE BANCSHARES CORP.

                                      By: /s/  Thomas M. Teschner
                                         ---------------------------------------
                                           Thomas M. Teschner,
                                           President and Chief Executive Officer







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